UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-12933

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LAM RESEARCH CORPORATION

4650 Cushing Parkway

Fremont, California 94538

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Savings Plus Plan,

Lam Research 401(k)

We have audited the financial statements of the Savings Plus Plan, Lam Research 401(k) (the Plan) as of December 31, 2011 and 2010, and for the year ended December 31, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 15, 2012

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011	December 31, 2010
Assets:
Investments, at fair value	$296,450,194	$283,377,476
Receivables:
Notes receivable from participants	5,055,213	4,699,208
Employer contribution receivable	302,494	736,347
Employee contribution receivable	20,985	461,742
Other receivables	262,435	–

Total receivables	5,641,127	5,897,297

Total assets	302,091,321	289,274,773

Liabilities:
Other liabilities	551,755	410,703

Net assets available for benefits, at fair value	301,539,566	288,864,070

Adjustment from fair value to contract value for a fully benefit responsive pooled separate account	(4,288,692)	(2,722,411)

Net assets available for benefits	$297,250,874	$286,141,659

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2011

Additions to net assets attributed to:
Investment and other income (losses):
Dividends and interest	$9,066,077
Net realized and unrealized losses in fair value of investments	(16,593,708)

(7,527,631)

Contributions:
Participants’	21,786,961
Employer’s	5,817,939

27,604,900

Total additions	20,077,269

Deductions from net assets attributed to:
Withdrawals and distributions	(8,953,849)
Administrative expenses	(14,205)

Total deductions	(8,968,054)

Net increase in net assets	11,109,215

Net assets available for benefits:
Beginning of year	286,141,659

End of year	$297,250,874

See notes to financial statements.

SAVINGS PLUS PLAN,

LAM RESEARCH 401(k)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Savings Plus Plan, Lam Research 401(k) (the Plan) provides only general information about the Plan in the form existing on December 31, 2011. Readers should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established July 1, 1985 by Lam Research Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On June 4, 2012, the Company completed its merger with Novellus Systems, Inc. (Novellus), under which Novellus became a wholly-owned subsidiary of Lam Research. The Company anticipates that the Novellus retirement plan will be merged with the Plan, effective December 31, 2012.

Administration — The Company and the 401(k) Committee (the Administrator) manage the operation and administration of the Plan. A third-party processes and maintains the records of participant data. Fidelity Management Trust Company (Fidelity) acted as the trustee and custodian. Substantially all expenses incurred for administering the Plan are paid by the Plan, unless paid by the Company.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. GAAP.

Investment valuation and income recognition — As of December 31, 2011 and 2010, investments of the Plan were held by Fidelity and were invested based primarily upon instructions received from participants.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan that is attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan has the Metlife Stable Value Blended Fund, a fully-benefit responsive pooled separate account, as an investment.

Cash and cash equivalents — All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Notes receivable from participants — Notes receivable from participants (notes receivable) are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Income taxes — The Plan document was in the form of a Fidelity prototype plan document that had received a favorable opinion letter from the Internal Revenue Service. The Plan is operated in accordance with, and is intended to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes. The trust, which forms a part of the Plan, is intended to be exempt from federal income and state income and franchise taxes.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008, except for certain circumstances such as fraud, willful acts, or consent to an extension of the statute of limitations.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included as an investment option under the Plan. The percentage of an individual participant’s contributions in Company common stock may not exceed 25%. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Recent Accounting Pronouncement — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Fair Value Measurement and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurement, which expanded the required disclosures about fair value measurements. In particular, this guidance requires information about purchases, sales, issuances, and settlements to be presented separately in the reconciliation for level 3 fair value measurements (as defined in Note 4 below). This guidance became effective during the year ending December 31, 2011 and had no significant impact on the Plan’s financial statement disclosures.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE 2 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Participants may elect to invest portions of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 2011 and 2010 was as follows:

	2011	2010
Number of shares	371,224	247,546
Fair value	$13,742,713	$12,817,932

Certain Plan investments are managed by Fidelity, the trustee and custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

NOTE 3 — PARTICIPATION AND BENEFITS

Participant contributions — For the year ended December 31, 2011, participants could elect to contribute from 1% to 75% of their Compensation, as defined by the Plan, per payroll period, not to exceed the amount allowable under the Internal Revenue Code. Participants who elected to contribute a portion of their Compensation to the Plan agreed to accept an equivalent reduction in taxable compensation. New hires that did not make an affirmative election otherwise were automatically enrolled in the Plan at a 3% of Compensation deferral rate. Participants are permitted to designate their contributions as Roth contributions subject to current taxation as wages but which, together with earnings, would be nontaxable when distributed from the Plan. Contributions withheld are invested in accordance with the participants’ directions.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans (including rollover contributions of Roth contributions). Such contributions are deposited in the appropriate investment funds in accordance with the participants’ directions and the Plan’s provisions.

Employer contributions — The Company may make matching contributions as defined in the Plan and as approved by the Board of Directors. In 2011, the Company matched 50% of each eligible participant’s salary deferral contribution (excluding catch-up contributions) up to a maximum of the first 6% of the participant’s eligible compensation, on a per-payroll-period basis. If a participant who is an active employee at the end of the year made the maximum contribution allowed by law ($16,500 during 2011) but, due to the timing of the participant’s contributions, did not receive the full 50% Company match, the Company provided a year end “true up” contribution to provide such participants with the 50% that they would have received had the timing of their contributions not limited the Company match. The Plan also permits additional discretionary matching and profit sharing contributions. No additional discretionary matching contributions or discretionary profit sharing contributions were made for the year ended December 31, 2011.

Vesting — Participants are immediately vested in their entire account, including employer matching, additional discretionary matching, and discretionary profit sharing contributions (if any). SEZ America, Inc. 401(k) Plan (SEZ Plan) employer match and discretionary profit sharing contributions made prior to the merger of the SEZ Plan with the Company’s Plan vest over four years. Non-elective employer contributions made under the Bullen Semiconductor Corporation Profit Sharing Plan vest on a six year graded schedule.

Participant accounts — Each participant’s account is credited with the participant’s contributions, Plan earnings or losses in funds selected by the participant, and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions and / or compensation, as defined in the Plan.

Payment of benefits — Upon termination, each participant (or beneficiary) may elect to leave his or her account balance in the Plan until age 70 1 / 2 or receive his or her total benefits in a lump sum amount equal to the value of the participant’s account or in installments over a period of years. The Plan requires lump sum distribution of participant account balances that do not exceed $1,000.

Notes receivable from participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant’s balance reduced by certain balances of outstanding or defaulted loans. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Administrator. Outstanding loans at December 31, 2011 carry interest rates ranging from 3.25% to 10.5%.

NOTE 4 — FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at their fair values with the exception of the Metlife Stable Value Blended Fund (a pooled separate account), which is stated at fair value with the related adjustment amount to contract value disclosed in the statements of net assets available for benefits at December 31, 2011 and 2010. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Pursuant to the accounting guidance for fair value measurement and its subsequent updates, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The FASB has established a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The FASB established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010 (Level 1, 2 and 3 inputs are defined above):

	XXXXXXXX	XXXXXXXX	XXXXXXXX	XXXXXXXX
	Fair Value Measurements Using Input Type as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$8,064,310	$–	$–	$8,064,310
Mid cap equity funds	49,198,817	–	–	49,198,817
Large cap equity funds	85,234,692	–	–	85,234,692
Target date retirement funds	36,070,243	–	–	36,070,243
International equity funds	19,916,302	–	–	19,916,302
Intermediate-term bond	16,089,813	–	–	16,089,813
Pooled separate account	–	58,501,787	–	58,501,787
Company stock	13,742,713	–	–	13,742,713
Brokerage account	1,212,518	–	–	1,212,518
Money market	8,418,999	–	–	8,418,999

	$237,948,407	$58,501,787	$–	$296,450,194

	XXXXXXXX	XXXXXXXX	XXXXXXXX	XXXXXXXX
	Fair Value Measurements Using Input Type as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity funds	$6,603,694	$–	$–	$6,603,694
Mid cap equity funds	51,552,685	–	–	51,552,685
Large cap equity funds	85,436,952	–	–	85,436,952
Target date retirement funds	28,276,052	–	–	28,276,052
International equity funds	23,475,186	–	–	23,475,186
Intermediate-term bond	13,059,187	–	–	13,059,187
Pooled separate account	–	54,862,587	–	54,862,587
Company stock	12,817,932	–	–	12,817,932
Brokerage account	736,269	–	–	736,269
Money market	6,556,932	–	–	6,556,932

	$228,514,889	$54,862,587	$–	$283,377,476

The following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded. The Lam Research Unitized Company Stock Fund consists of shares of company stock, valued at the closing price reported on the active market, and a cash component to provide liquidity.

Mutual funds and money market fund: Valued at the net asset value (NAV) of shares held by the Plan at year end. It is not probable that the mutual funds or money market funds will be sold at amounts that differ materially from the NAV of shares held.

Pooled Separate Account: The Plan holds an investment in the Metlife Stable Value Blended Fund (the Fund), which invests primarily in a well-diversified portfolio of fixed income securities combined with book value wrap (wrap) contracts. A wrap is a contract with an insurance company or bank, which absorbs any gains or losses caused by market fluctuations. The wrap allows investors to hold their investments at the original par or book value plus accrued interest, resulting in stable rates of return. The investment objective of the Fund is to protect principal and offer fixed returns that compare favorably with the yields on intermediate-term fixed income securities. The fair values of participation units held in the Fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The fair values of the Plan’s interest in the Fund are based on quoted market prices in active markets and securities and contracts are valued using a discounted revenue model using observable inputs (level 2 inputs). The Fund provides for daily participant directed redemptions at book value (principal and interest accrued to date). However, sponsor directed redemptions (layoff, sale of a division, etc.) may be paid at market value, which may be less than book value. Should the Administrator decide to terminate the pooled separate account as an investment option for the Plan, the Plan is required to give the administrator of the pooled separate account written notice at least 60 days in advance.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	XXXXXXXX	XXXXXXXX
	2011	2010
MetLife Stable Value Blended Fund	$58,501,787	$54,862,587
American Funds EuroPacific Growth Fund Class R6	19,916,302	–
American Funds Growth Fund of America Class R6	27,227,287	–
American Funds EuroPacific Growth Fund Class R5	–	23,475,186
American Funds Growth Fund of America Class R5	–	29,169,318
JP Morgan Mid-Cap Growth Sel CL	21,756,105	23,033,404
MFS Value Fund Class I Shares	28,184,779	28,344,415
PIMCO Total Return Inst CL	16,089,813	*
Vanguard Extended Market Index Fund Institutional Shares	18,130,649	18,712,508
Vanguard Institutional Index Fund Institutional Shares	28,984,297	27,923,219

*	less than 5% of the Plan’s net assets at year-end

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows during the year ended December 31, 2011:

XXXXXXXX
Mutual funds	$(12,938,975)
Common stock	(3,654,733)

$(16,593,708)

NOTE 6 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2011 and 2010:

	XXXXXXX	XXXXXXX
	2011	2010
Net assets available for benefits per the financial statements	$297,250,874	$286,141,659
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	4,288,692	2,722,411

Net assets available for benefits per the Form 5500	$301,539,566	$288,864,070

The following is a reconciliation of the affected components of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

XXXXXXX
Increase in net assets available for benefits per the financial statements	$11,109,215
Adjustment to reverse fair value adjustment for fully benefit-responsive pooled separate account related to prior year	(2,722,411)
Adjustment from contract value to fair value for fully benefit-responsive pooled separate account	4,288,692

Increase in net assets available for benefits per Form 5500	$12,675,496

NOTE 7 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors (or other authorized party) and subject to the provisions of ERISA.

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Participant contributions transferred late to Plan	Totals that constitute nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
		Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
*	$ 967	$ –	$ 967	0	$ –

*	Delinquent participant loan repayments included

SUPPLEMENTAL SCHEDULE

SAVINGS PLUS PLAN,	EIN: 94-2634797
LAM RESEARCH 401(k)	PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2011

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	MetLife Stable Value Blended Fund	Fixed Income Fund (Pooled Separate Account)	$58,501,787
	Allianz NFJ Small-Cap Value Instl CL	Mutual Fund	6,581,845
	American Funds EuroPacific Growth Fund Class R6	Mutual Fund	19,916,302
	American Funds Growth Fund of America Class R6	Mutual Fund	27,227,287
	DFA Emerging Markets I	Mutual Fund	838,329
	JP Morgan Mid-Cap Growth Sel CL	Mutual Fund	21,756,105
	MFS Value Fund Class I Shares	Mutual Fund	28,184,779
	Perkins Mid Cap Value CL T	Mutual Fund	9,312,063
	PIMCO Total Return Inst CL	Mutual Fund	16,089,813
	Sentinel Small Company Fund Class I	Mutual Fund	1,482,465
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	18,130,649
	Vanguard Institutional Index Fund Institutional Shares	Mutual Fund	28,984,297
	Vanguard Target Ret 2005 Inv CL	Mutual Fund	678,426
	Vanguard Target Ret 2010 Inv CL	Mutual Fund	183,520
	Vanguard Target Ret 2015 Inv CL	Mutual Fund	5,179,561
	Vanguard Target Ret 2020 Inv CL	Mutual Fund	13,408,301
	Vanguard Target Ret 2025 Inv CL	Mutual Fund	4,612,979
	Vanguard Target Ret 2030 Inv CL	Mutual Fund	3,494,275
	Vanguard Target Ret 2035 Inv CL	Mutual Fund	3,381,948
	Vanguard Target Ret 2040 Inv CL	Mutual Fund	2,366,022
	Vanguard Target Ret 2045 Inv CL	Mutual Fund	1,176,410
	Vanguard Target Ret 2050 Inv CL	Mutual Fund	665,927
	Vanguard Target Ret Inc Inv CL	Mutual Fund	922,874
*	Lam Research Corporation Unitized Stock Fund	Company Stock	13,742,713
**	Brokeragelink	Brokerage Account	1,212,518
*	Cash and cash equivalents	Money Market	8,418,999
*	Participant loans	Interest rates ranging from 3.25% to 10.5%	5,055,213

			301,505,407

*	Party-in-interest
**	Includes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLUS PLAN, LAM RESEARCH 401(k)

Date: June 15, 2012	By:	/s/ ODETTE GO
Odette Go
		Title:	Chairman, Savings Plus Plan, Lam Research 401(k) Committee Lam Research Corporation

On behalf of the Administrator of the Savings Plus Plan, Lam Research 401(k)

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Mohler, Nixon & Williams, Accountancy Corporation, Independent Registered Public Accounting Firm